September 17, 2019

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3628
Washington, D.C. 20549
Attention:  Mr. Benjamin Meeks and Ms. Rolaine S. Bancroft

Re:	Verizon Owner Trust 2018-A
Form 10-K
Filed March 28, 2019
File No. 333-224598-01

Dear Mr. Meeks and Ms. Bancroft:

Verizon ABS LLC (“Verizon ABS”) and Cellco Partnership d/b/a Verizon Wireless (“Cellco” and together with Verizon ABS, the “Companies”) have requested that we respond to the Securities and Exchange Commission Staff’s comment letter, dated September 9, 2019 (the “Comment Letter”), relating to the annual report on Form 10-K for the fiscal year ended December 31, 2018, filed on March 28, 2019 for Verizon Owner Trust 2018-A.  We are thus submitting this letter on behalf of the Companies.

The Companies have responded to the Staff's comment by providing an explanation or supplemental information as requested.  For your convenience, we have included the relevant text of the Comment Letter in bold below and keyed the Companies’ response accordingly.

Comment:          It does not appear that assessments of compliance and related attestations have been filed for Items 1122(d)(4)(i) and 1122(d)(4)(vi). Please amend to provide the assessments and related attestations or advise.

Response:            The Companies respectfully advise that assessments of compliance and related attestations for Items 1122(d)(4)(i) and 1122(d)(4)(vi) were not included because they are not applicable to the pool assets.

With respect to Item 1122(d)(4)(i), during the year ended December 31, 2018, all assets included in the pool were unsecured and therefore there was no collateral or security on the pool assets.
With respect to Item 1122(d)(4)(vi), Cellco’s servicing procedures do not allow for any changes with respect to the terms or status of an obligor’s pool asset.  The Companies note that, as required under the terms of the U.S. Servicemembers Civil Relief Act (“SCRA”), as amended, and similar state laws, under limited circumstances where Verizon Wireless customers who are servicemembers as defined in the SCRA are ordered to relocate, Cellco suspends billing on such obligor’s Verizon Wireless account, for a relocation period of up to 3 years and 90 days following the end of relocation.  See 50 U.S.C. § 3956.  During any such period, Cellco also suspends collection on the obligor’s device payment plan agreement.
Should you have any further questions or comments, please contact me at 212-309-6200.

Regards,
/s/ Reed. D Auerbach
Reed D. Auerbach

cc:            Audrey E. Prashker, Esq.